UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41889

CADELER A/S
(Translation of registrant's name into English)

Kalvebod Brygge 43
DK-1560 Copenhagen V, Denmark
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Stock Exchange Announcement

CADELER A/S: Public filing by Cadeler Limited of a registration statement on Form F-4 with the U.S. Securities and Exchange Commission for a potential redomiciliation of Cadeler from Denmark to the United Kingdom

Copenhagen, 27 August 2026 -- Cadeler A/S (“Cadeler” or the “Company” and, together with its consolidated subsidiaries, the “Cadeler Group”) today announces that Cadeler Limited, to be renamed Cadeler plc, has publicly filed a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the potential redomiciliation of the Cadeler Group’s parent company from Denmark to the United Kingdom (the “Redomiciliation”).

As first disclosed on 28 June 2024, the Company is considering a potential Redomiciliation, which may be effected through a share-for-share exchange offer pursuant to which the Company’s shareholders may be offered to exchange their shares in Cadeler A/S (including those shares in Cadeler A/S represented by American Depositary Shares) on a 1:1 basis for shares in Cadeler plc, a company incorporated in England and Wales for the purpose of the Redomiciliation. The board of directors and executive management of the Company are expected to continue as the board of directors and executive management of Cadeler plc following the completion of the potential Redomiciliation. No final decision has been made by the Company’s board of directors to proceed with the Redomiciliation or by the board of directors of Cadeler plc to launch the exchange offer, and further information on the process, terms of the exchange offer and shares offered, will be provided in due course if and when any such decision is made.

The registration statement on Form F-4 contains certain preliminary information regarding the proposed exchange offer and is publicly available on the SEC’s website at www.sec.gov. A combined EU/EEA prospectus and offer document is expected to be made public in due course, subject to any final decision by the Company’s board of directors to proceed with the Redomiciliation and the board of directors of Cadeler plc to launch the exchange offer.

For further information, please contact:

Mikkel Gleerup
CEO, Cadeler
+45 3246 3102
mikkel.gleerup@cadeler.com

Alexander Simmonds
EVP & CLO, Cadeler
+44 7376 174172
alexander.simmonds@cadeler.com

About Cadeler:

Cadeler A/S (Cadeler) is a global leader in offshore wind turbine transport and installation. The company owns and operates the industry’s largest fleet of jack-up offshore wind installation vessels and is expanding its capabilities into full-scope foundation transport and installation, as well as operations & maintenance. With its modern fleet and depth of expertise across onshore and offshore operations, Cadeler supports the safe, efficient and reliable delivery of offshore wind projects worldwide. Cadeler is listed on the New York Stock Exchange (ticker: CDLR) and the Oslo Stock Exchange (ticker: CADLR). For more information, please visit www.cadeler.com.

This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 27, 2026            CADELER A/S
(Registrant)

By: /s/ Mikkel Gleerup
Name:     Mikkel Gleerup
Title:    Chief Executive Officer